UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period January 2005______	File No. ___0-49947____

Storm Cat Energy Corp.

(Formerly Toby Ventures Inc.)

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 2B3

(Address of principal executive offices)

1.

News Release dated January 20, 2005

2.

News Release dated January 27, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.         FORM 20-F  ___X__         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this

Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes _____       No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Storm Cat Energy Corp.

(Registrant)

Dated: January 27, 2005	Signed: /s/ Christopher Dyakowski Christopher Dyakowski, Director

Storm Cat Energy Enters Into Definitive Purchase And Sale Agreement to

Acquire Producing Coalbed Methane In Powder River Basin, Wyoming

January 20, 2005

Calgary, Alberta - Storm Cat Energy Corporation (SME-TSX.V) (“the Company”) is pleased to announce that, through its wholly-owned subsidiary, Storm Cat Energy (USA) Corporation, it has entered into a definitive Purchase and Sale Agreement with Palo Petroleum, Inc. (“Palo”) of Dallas, Texas to purchase all of Palo’s right, title and interest in Palo’s NE Spotted Horse Field, located on the eastern portion of the Powder River Basin, approximately 35 miles northwest of Gillette, Wyoming, for a cash purchase price of US $8,550,000.

The NE Spotted Horse Field consists of 71 producing wells (69 operated) currently producing approximately 2.6 mmcfd from various Fort Union coal seams. There are 6,320 gross contiguous acres of which over 80% is either undeveloped or partially developed. Net Proven reserves are estimated at 4.7 bcf with an additional 1.6 bcf of probable reserves.

The acquisition includes Palo’s gas gathering subsidiary, Paso Gaso Pipeline, LLC, which provides gathering and compression services to the field. The effective date of the transaction is January 1, 2005, with closing on or before February 28, 2005. In a separate transaction, Storm Cat Energy (USA) has entered into a non-binding Letter of Intent to sell the assets of Paso Gaso to an unaffiliated third party for US $950,000, contingent on closing the Palo Petroleum acquisition.

Company President, Scott Zimmerman said: “This important acquisition is consistent with our growth plan of acquiring producing assets with significant development drilling opportunities in a renowned coalbed natural gas region of the United States. Here, we can apply our technical expertise in multi-seam completions which significantly reduces finding and development costs. The NE Spotted Horse Field is also located in the close proximity to our recently acquired N.Jamison/Twenty- Mile field which will provide operational synergy.”

Storm Cat will finance this acquisition through a combination of debt and/or equity. The equity financing will consist, subject to TSX Venture Exchange approval, of a non-brokered private placement of up to 3.2 million Units at a price of CDN $3.90 per Unit. Each Unit will consist of one common share and one common share purchase warrant (a “Warrant”). Each Warrant will entitle the holder to purchase an additional common share of the Company for a period of two years at an exercise price of CDN $5.20. A finder’s fee of up to 7% percent of the gross proceeds is payable in cash or, subject to the acceptance of the TSX Venture Exchange, in stock. Storm Cat Energy (USA) has already paid a 10% non-refundable deposit (US $855,000) to Palo against the total purchase price. At present, no debt financing is in place and the terms of any debt financing remain to be settled with potential creditors.

The Company expects to apply any financing raised, beyond that required to complete the Palo acquisition, to carry out new exploration drilling on the NE Spotted Horse Field and its N.Jamison/Twenty-Mile Field, and for future property acquisitions and general working capital.

For further information, please contact The Kottmeier Resolution Group, investor relations, at toll free 1-87STORMCAT (1-877-867-6228) or via email info@stormcatenergy.com.

By Order of the Board of Directors

STORM CAT ENERGY CORPORATION

J. Scott Zimmerman

President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT

RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

NEWS RELEASE

January 27, 2005

STORM CAT ENERGY CORPORATION ANNOUNCES A PROPOSED SHARE SPLIT

STORM CAT ENERGY CORPORATION (TSX Venture: SME) – (the “Company”) announces that it will hold an Extraordinary General Meeting of its shareholders on March 24, 2005 at which it will ask the shareholders to consider and, if deemed advisable, to approve a special resolution subdividing the common shares of the Company on a two for one basis. The additional shares of common stock will be distributed on April 11, 2005 to shareholders of record at the close of business on April 4, 2005. The current number of issued and outstanding common shares is 17,211,607.

Storm Cat Energy’s Board of Directors is of the view that this stock split will provide greater accessibility to a broader range of investors enhancing liquidity of the Company’s common shares. In addition to shareholder approval, the proposed subdivision of capital is subject to acceptance by the TSX Venture Exchange. The Company’s name will not be changed as a result of the proposed transaction.

A copy of the Notice of Extraordinary General Meeting and Information Circular will be mailed to the shareholders of the Company and filed through SEDAR (www.sedar.com) on February 25, 2005.

By Order of the Board of Directors

STORM CAT ENERGY CORPORATION

J. Scott Zimmerman

President

For further information contact Investor Relations at 1-87STORMCAT (1-877-867-6228) or email info@stormcatenergy.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content.